Announcement to the Market

Disclosure of results for the second quarter and first half of 2012, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for the first half of 2012 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Jun/30/2012			Dec/31/2011
Total Assets	888,809	(55,726)	833,083	851,331	(33,195)	818,136
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	422,503	(11,521)	410,982	412,648	(2,414)	410,234
Loan Operations	356,789	903	357,692	345,483	781	346,264
(-) Allowance for Loan Losses 4	(27,056)	1,844	(25,212)	(25,772)	1,899	(23,873)
Other Financial Assets 5	77,631	(36,365)	41,266	66,502	(26,248)	40,254
Tax Assets 6	34,714	(7,258)	27,456	32,409	(6,321)	26,088
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	24,229	(3,330)	20,899	20,061	(892)	19,169

Current Liabilities and Long Term Liabilities	811,356	(57,167)	754,189	778,243	(35,443)	742,800
Deposits	234,975	(0)	234,975	242,636	-	242,636
Deposits Received Under Securities Repurchase Agreements 3	195,100	(11,353)	183,747	188,819	(3,406)	185,413
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	162,066	967	163,033	153,941	926	154,867
Other Financial Liabilities 5	81,831	(36,584)	45,247	70,681	(26,562)	44,119
Reserves for Insurance, Private Pension and Capitalization	82,553	(0)	82,553	73,754	(12)	73,742
Provisions and Other Liabilities	41,792	(3,257)	38,535	34,661	(46)	34,615
Tax Liabilities 6	13,038	(6,939)	6,099	13,751	(6,343)	7,408

Total Stockholders’ Equity	77,453	1,441	78,894	73,088	2,248	75,336
Minority Stockholders’ Equity	1,817	(798)	1,019	1,741	(346)	1,395
Controlling Stockholders’ Equity	75,636	2,239	77,875	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

Reconciliation	R$million

Adjustments	Equity	Net Income
	Jun/30/12	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11
BRGAAP - Values Attributable to Controlling Stockholders	75,636	3,304	3,426	3,603	6,730	7,133
(a) Allowance for Loan Losses	1,844	(23)	(32)	(419)	(55)	(148)
(b) Recognition of total deferred tax assets	737	(123)	(142)	(85)	(265)	(270)
(c) Adjustment to market value of shares and quotas	371	2	(6)	-	(4)	-
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	845	(9)	(9)	(8)	(18)	(17)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(54)	29	6	(25)	(34)
(f) Effective interest rate	(622)	65	36	6	101	(6)
Other adjustments	69	(28)	(26)	(45)	(54)	(7)
Income tax and social contribution on Net Income	(1,005)	(13)	10	264	(3)	144
IFRS - Values Attributable to Controlling Stockholders	77,875	3,121	3,286	3,322	6,407	6,795
IFRS - Values Attributable to Minority Stockholders	1,019	207	194	182	401	338
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	78,894	3,328	3,480	3,504	6,808	7,133

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS(IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).On BRGAAP, the expected loss model is used 7.
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.
(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. In the second half of 2011, we improved the methodology for the recognition of expenses associated with the process of credit granting as well as with the realization period of revenues from registration fees. On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

7For more details see our Complete Financial Statements for the first half of 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
Recurring Net Income	2nd Q/12			1st H/12
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,304	3,121	(183)	6,730	6,407	(323)
Exclusion of the Non-Recurring Events8	281	255	(26)	399	363	(36)
Total interest Sale of the Banco Português de Investimento	205	186	(19)	205	186	(19)
Market Value Adjustment – BPI	45	41	(4)	101	92	(9)
Provision for Contingencies – Economic Plans	31	28	(3)	93	85	(8)
Recurring Net Income - Attributable to Controlling Stockholders	3,585	3,376	(209)	7,129	6,770	(359)
8 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, August 06, 2012.

Alfredo Egydio Setubal
Investor Relations Officer